SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	October	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated October 26, 2007

DOCUMENT 1

For Immediate Release	October 26, 2007
RM: 18 - 07

Venezuelan National Assembly’s Permanent Commission for Economic
Development Issues Report and Recommendation for the development of
Las Cristinas

TORONTO, ONTARIO, October 26, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) reported that the Venezuelan National Assembly’s Commission of Economic Development has today published a report following its October 4th, 2007 Las Cristinas hearings. The Commission’s Report noted that representatives from the Ministry of the Environment and Natural Resources of Venezuela (MinAmb), the Ministry of Basic Industries and Mining (“MIBAM”), the Corporación Venezolana de Guayana (“CVG”), and Crystallex testified at the hearings.

The Report concluded:

“1.- The concessionaire, Corporación Venezolana de Guayana (CVG), and the operator, Crystallex International, have complied with both the feasibility study and the other legal and technical requirements established for the corresponding permits to be granted to them by the Ministry of the Environment for the commencement of the construction and development of Las Cristinas Project.

2.- The delay in the granting of the permits affects the operator, due to the significant burden of personnel and maintenance expenses and socioeconomic expenditure that it has. It also delays a great part of the benefits for the community established in the agreement in relation to employment, housing, and education matters.

3.- The Chairman of the Committee reiterates demands to the Ministry of Environment to grant the corresponding license, thus allowing the mining development to begin.

4.-  It is suggested the preparation of an integral proposal based on the endogenous development of the region providing for the integration of the community councils  and the sustainable development of the area, for all projects under study.”

As a part of the procedure, this report will be sent to all the Venezuelan authorities.

Mr. Gordon Thompson, Crystallex President and Chief Executive Officer, commented, “The Report has confirmed our position and expectations and we look forward to constructing this project once the MinAmb permit is issued.”

A copy of the Commission’s Report and an English translation will be available on the Crystallex website www.crystallex.com in the “Recent Development” section of the site.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	October 29, 2007	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	Senior Vice President, Corporate
Development